Form ATS-N filing for ATS-4 (MS POOL)

Part Number	Item Number	Question	Answer
Part II	Item 2a	Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? If yes, name and describe each **type of Affiliate** that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	Yes. MS&Co has affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities, non broker-dealers, and bank regulated entities. Any such affiliate can enter an order in ATS-4, either for that affiliate's own account or as agent or riskless principal on behalf of the affiliate's client(s). Such orders are classified either as agency or principal on the books and records of the Broker-Dealer Operator, as described in the response to Part III, Item 7(a) and subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the counter-party selection/opt-out processes described in response to Part II, Item 3. Since the effective date of the initial Form ATS-N for ATS-4, the following affiliates have executed orders in ATS-4: - Morgan Stanley Canada Limited (foreign) - Morgan Stanley Capital Products LLC (non BD) - Morgan Stanley Capital Services LLC (non BD) - Morgan Stanley & Co. International plc (foreign) - Morgan Stanley Smith Barney LLC (MPID: MSSB) - Morgan Stanley Strategic Investments, Inc (non BD) - Morgan Stanley Uruguay Ltda. (foreign) - Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (foreign) - Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (foreign) - Caieiras Fundo De Investimento Multimercado – Investmento No Exterior (non BD) - Morgan Stanley France S.A. (foreign)

Part Number	Item Number	Question	Answer
			- Morgan Stanley Fixed Income Ventures Inc. (non BD) With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID. As indicated, the above is a list of affiliates that have historically executed orders in ATS-4. The Broker-Dealer Operator will update this list to add any affiliate that subsequently executes orders in ATS-4 and to remove any entity that ceases to be an affiliate of the Broker-Dealer Operator.
Part III	Item 11	**Trading Services, Facilities and Rules**	
Part III	Item 11a	Provide a summary of the structure of the NMS Stock ATS marketplace (e.g. crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	ATS-4 is a real-time continuous match dark pool. ATS-4 tracks on a real-time basis, for each NMS stock eligible to be matched through it, the best bid and offer. The Broker-Dealer Operator lists on the website provided in response to Part I, Item 6 and otherwise provides monthly notice of those NMS stocks not eligible to be matched in ATS-4. Generally, the NMS stocks not eligible for matching in ATS-4 are securities with a regulatory or practical limitation on matching, such as securities on Morgan Stanley's restricted list, securities for which Morgan Stanley is the issuer, securities for which ATS-4 is approaching the 5% volume threshold under Regulation ATS, or the volume/notional thresholds under Regulation SCI, or securities with anomalous characteristics. This could result in the suspension of matching in individual securities, including those with high volumes, to stay under such thresholds. Orders matched by ATS-4 are matched initially at the midpoint of the best bid and offer to the extent such a match is possible. To the extent that there are remaining unmatched orders after the midpoint match, such orders will be matched at a price that is at or within the best bid and offer (the matching range). In general, ATS-4 attempts to match buy and sell orders at the midpoint of the best bid and

Part Number	Item Number	Question	Answer
			offer. If orders remain after midpoint matching (for example, a buy order and a sell order each with limit prices below the midpoint), ATS-4 will run the matching algorithm again, starting at a matching price closest to the midpoint. This process will repeat to seek to match orders at other prices within the appropriate matching range, incrementally moving away from the midpoint. To illustrate, consider the following. The best bid and offer is $50.00 - $50.10. ATS-4 would match a limit order to buy at $50.08 with a market order to sell at the midpoint match price, $50.05. Assume that after the midpoint match, there remains a limit order to buy at $50.04 and a limit order to sell at $50.02. ATS-4 will match these orders (which could not have matched at the midpoint of $50.05) at $50.04, the next match price closest to the midpoint match price. ATS-4 employs price/capacity/size/time matching priority, which encourages size and deemphasizes speed (rather than prioritizing time over size). As described in response to Part III, Item 13, a Participant can be classified as a professional trader or not classified as a professional trader. The term "capacity" refers to whether a Participant is classified as a professional trader, is not classified as a professional trader, is entering an order deemed principal by Morgan Stanley, or is entering an order deemed agent by Morgan Stanley, as described in Part III, Item 7(a). Orders from Participants not classified as professional traders are given priority with respect to capacity over both principal orders (as defined in response to Part III, Item 7(a)) and orders from Participants classified as professional traders. The price used for determining order priority is the price at or closest to the midpoint at which the order can be executed. An order deemed agent can be for a Participant classified as a professional trader or for a Participant not classified as a professional trader. Similarly, an order deemed principal can be for a Participant classified as a professional trader or for a Participant not classified

Part Number	Item Number	Question	Answer
			as a professional trader.
Part III	Item 11c	Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales locked-cross markets, the handling of execution errors, and the time-stamping of orders and executions.	ATS-4 operates pursuant to the matching process described in response to Part III, Item 11(a), with order interaction subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the Counter-Party Selection procedures described in response to Part III, Item 14(a) and Part II, Item 3. As described in those sections, the Broker-Dealer Operator permits (i) Participants not classified as professional traders to opt out of interacting with Participants classified as professional traders in ATS-4 and (ii) Participants to opt out of interacting with orders deemed principal orders in ATS-4 by Morgan Stanley, as described in Part III, Item 7(a). For clarity, a Participant classified as a professional trader cannot opt out of interacting with other Participants classified as professional traders. ATS-4 accepts short sale orders and short sale exempt orders and the Broker-Dealer Operator handles such orders pursuant to the policies and procedures adopted pursuant to Rule 201(b) of Regulation SHO. ATS-4 does not execute transactions in NMS stocks that are the subject of a locked or crossed market. An order that ATS-4 receives from an affiliate for the affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed a principal order by Morgan Stanley for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate. In the event of an error of ATS-4 or of the Broker-Dealer Operator, the Broker-Dealer Operator will bust the trade or handle the liquidation or covering of the error position in a Morgan Stanley error account. An order receives a new time stamp when it enters

Part Number	Item Number	Question	Answer
			ATS-4 and when any term of the order is subsequently amended by the party entering it, other than a decrease in quantity/size. Orders and executions are timestamped with ~~millisecond~~ microsecond granularity.
Part III	**Item 20**	**Suspension of Trading**	
Part III	Item 20a	Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in NMS stocks.	The Broker-Dealer Operator may, in its sole discretion, elect to suspend crossing in ATS-4, including crossing in any individual NMS stock, such as for example, during market hours under anomalous conditions. ATS-4 will accept orders for NMS stocks that are halted and will resume crossing in such NMS stocks once such halt is lifted. During a halt, a Participant can cancel or modify an order. If the Broker-Dealer Operator suspends crossing in ATS-4, it may continue to accept orders in the affected NMS stock(s), based upon the circumstances giving rise to the suspension. Such decisions will be made on a case-by-case basis, in consultation with Legal, Compliance, and Business Unit Risk Management. The Broker-Dealer Operator will endeavor to communicate to Participants through coverage personnel with respect to suspensions that are expected to have a material impact on such Participant(s). The nature and/or fact of such communication will vary based upon the nature and/or anticipated duration of the suspension or halt. The Broker-Dealer Operator will reject orders for NMS stocks that have been suspended for purposes of the 5% volume threshold of Regulation ATS, Regulation SCI volume/notional thresholds and for NMS stocks that are not eligible for trading pursuant to Morgan Stanley's restricted list. This could result in the suspension of matching in individual securities, including those with high volumes, to stay under such thresholds.